SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

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INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

________________________________

SUMMIT BROKERAGE SERVICES, INC.
 (Exact name of registrant as specified in its corporate charter)

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Florida	0-29337	59-3202578
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

25 Fifth Avenue
Indialantic, Florida 32902
(Address of principal executive offices, zip code)

(321) 724-2303
(Registrant’s telephone number, including area code)

CHANGE IN CONTROL
OUTSTANDING SHARES AND PRINCIPAL SHAREHOLDERS
BENEFICIAL OWNERSHIP PRIOR TO CLOSING
BENEFICIAL OWNERSHIP IMMEDIATELY AFTER CLOSING
MANAGEMENT
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS ON MATTERS RELATING TO THE AUDITED FINANCIAL STATEMENTS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
NO SHAREHOLDER ACTION REQUIRED

SUMMIT BROKERAGE SERVICES, INC.
25 Fifth Avenue
Indialantic, Florida 32902

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF MAJORITY
OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY

     This Information Statement is being furnished to holders of record of the common stock par value $.0001 per share, of Summit Brokerage Services, Inc., a Florida corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act, to inform shareholders of an anticipated change in a majority of the members of the Company’s Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness.

     On March 22, 2002, the Company, Marshall T. Leeds, and Richard Parker, a majority shareholder, Chairman of the Board and Chief Executive Officer of the Company, entered into a Stock Purchase Agreement (the “Purchase Agreement”) pursuant to which Mr. Leeds agreed to purchase, subject to certain conditions, 5,000,000 shares of common stock newly issued by the Company (the “Stock Sale”), thereby rendering him the majority shareholder of the Company, and to become the Company’s Chairman of the Board and Chief Executive Officer. Florida law does not require shareholder approval of the Stock Sale, and such approval was not sought.

     The Company anticipates that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Company shareholders, the transactions contemplated by the Purchase Agreement discussed in more detail below under “Change of Control” will be completed (the “Closing”). At that time,

•	Mr. Leeds will become the Company’s majority shareholder, Chairman of the Board and Chief Executive Officer;

•	Mr. Parker will resign as Chairman of the Board and Chief Executive Officer, but will become President, Chief Operating Officer and Vice-Chairman of the Board; and

•	Two of the Company’s Board members, Mr. Parker and Harry S. Green, will remain on the Board and Mr. Leeds and two of his designees, Steven C. Jacobs and Sanford B. Cohen, will become directors.

     This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board in conjunction with the completion of the Stock Sale, and is provided for informational purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

CHANGE IN CONTROL

     Under the terms of the Purchase Agreement, Mr. Leeds is purchasing a total of 5,000,000 shares of common stock in a private transaction for an aggregate purchase price of $500,000 or $.10 per share (the “Shares”). The Shares as of this date amount to approximately 51.6% of the Company’s issued and outstanding common stock. The Purchase Agreement also provides that Les Wilmeth shall resign from the Board of Directors and that there shall be five members of the Board of Directors comprised of Messrs. Leeds, Parker and Green, together with Steven C. Jacobs and Sanford B. Cohen, two nominees of Mr. Leeds. Further, Mr. Parker will resign as Chief Executive Officer and Chairman of the Board and will be appointed President Chief Operating Officer and Vice Chairman. Mr. Leeds will be appointed Chief Executive Officer and Chairman of the Board. In addition, Mr. Leeds will receive an immediately exercisable common stock option for 7,000,0000 shares of common stock at an exercise price of $.25 per share.

     In connection with the Stock Sale, Mr. Leeds and Mr. Parker and his spouse will enter into a shareholders’ voting agreement and irrevocable proxy under which Mr. Leeds will have voting control of 3,241,595 currently outstanding shares of common stock beneficially owned by Mr. Parker for a period of five years, unless the voting agreement is earlier terminated due to a sale of the Company by reorganization, merger, sale of substantially all of its assets or similar transaction whereby the shareholders of the Company prior to the sale do not, immediately after the sale, own more than 50% of the combined voting power of shares entitled to vote; the resignation of Mr. Leeds as a director and officer of the Company; or Mr. Leeds otherwise unilaterally terminates the agreement.

     On March 15, 2002 and on March 22, 2002, Mr. Parker borrowed a total of $250,000 from Marshall T. Leeds for use by Mr. Parker to purchase a total of 2,500,000 shares of the Company’s common stock at a price of $.10 per share (each a “Loan” and together the “Loans”). The 1,000,000 shares issued to Mr. Parker in respect of the first Loan were deemed outstanding as of March 15, 2002; and the 1,500,000 shares issued to Mr. Parker in respect of the second Loan were not deemed outstanding until April 30, 2002. The Loans are secured by a pledge to Mr. Leeds from Mr. Parker of the 2,500,000 shares he purchased, plus 2,500,000 other shares of common stock owned by Mr. Parker.

     The Loans were drawn from the $500,000 amount contemplated by the Stock Purchase Agreement to be paid by Mr. Leeds to purchase the 5,000,000 Shares from the Company in order for Mr. Parker to use the $250,000 to purchase one-half of the Shares (2,500,000) from the Company, thus providing the Company with capital that was needed immediately in order for it to fund operations and certain of its business obligations. As a result, at Closing, Mr. Leeds will purchase the 2,500,000 Shares acquired by Mr. Parker from the Company with the $250,000 of loan proceeds (in exchange for the cancellation of Mr. Parker’s indebtedness to Mr. Leeds for the Loans) and will purchase the remaining 2,500,000 Shares from the Company for a cash payment of $250,000. Such $250,000 in cash and the remaining 2,500,000 Shares are currently held in escrow pending the Closing. If the Closing does not occur by May 15, 2002 (unless otherwise extended by mutual agreement of the parties to the Purchase Agreement), the 2,500,000 escrowed Shares will be returned to the Company for cancellation, and the $250,000 escrowed funds will be returned to Mr. Leeds.

OUTSTANDING SHARES AND PRINCIPAL SHAREHOLDERS

Voting Securities of the Company

     As of April 30, 2002, there were 7,191,080 shares of common stock issued and outstanding, all of which are entitled to vote on each matter to be presented for approval at a meeting of the shareholders on the basis of one vote for each share held. Such number of issued and outstanding shares excludes 2,500,000 escrowed shares described above which are not deemed outstanding (and therefore not entitled to vote). The common stock is the only class of voting securities that would be entitled to vote for directors at a shareholders’ meeting if one were to be held. The Company also has 125,000 shares of non-voting preferred stock issued and outstanding as of April 30, 2002.

Security Ownership of Certain Beneficial Owners and Management

     The following tables set forth certain information regarding the beneficial ownership of the Company prior to and immediately following the Closing.

Beneficial Ownership Prior to Closing

     The following table sets forth certain information, as of the date of this Information Statement, with respect to the beneficial ownership of common stock by: (i) each shareholder known by the Company to be the beneficial owner of more than 5% of common stock; (ii) each executive officer named in the Summary Compensation Table, (iii) each director, and (iv) all executive officers and directors as a group.

Name Of Beneficial Owner (1)(2)	Number Of Shares	Percentage

Richard Parker (3)	6,522,765	82.6%
Harry S. Green (4)	97,500	1.7%
Lester P. Wilmeth (5)	10,000	*
All officers and directors as a group (7 persons) (6)	7,046,730	84.5%

*	Less than one percent.

(1)	Unless otherwise noted, the address of each person or entity listed is Summit Brokerage Services, Inc., 25 Fifth Avenue, Indialantic, Florida 32903.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are exercisable within 60 days of the date of this Information Statement, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	Comprised of (i) 5,243,920 shares owned solely and directly by Mr. Parker, 2,500,000 of which will be transferred to Mr. Leeds as discussed under “Change of Control” above; (ii) 497,675 shares owned jointly with his spouse, (iii) 27,000 shares owned solely and directly by his spouse, (iv) 549,170 shares issuable pursuant to stock options owned solely and directly by Mr. Parker and exercisable within 60 days, (vi) an aggregate of 45,000 shares issued to two foundations and a trust benefiting family members of Mr. Parker, of which Mr. Parker and/or his spouse serves as trustee, and (vii) 160,000 shares issuable pursuant to stock options owned solely and directly by his spouse and exercisable within 60 days.

(4)	Includes 33,000 shares issuable pursuant to stock options exercisable within 60 days.

(5)	Includes 10,000 shares issuable pursuant to stock options exercisable within 60 days.

(6)	Includes 1,148,635 shares issuable pursuant to stock options exercisable within 60 days.

Beneficial Ownership Immediately After Closing

     The following table sets forth certain information with respect to the beneficial ownership of common stock by every person who, following the Closing, will be (i) a shareholder known by the Company to be the beneficial owner of more than 5% of common stock; (ii) each person who will have held the title of Chief Executive Officer during the fiscal year ending December 31, 2002, (iii) a director, and (iv) all executive officers and directors as a group. Immediately after the Closing, there will be 9,691,080 shares of common stock issued and outstanding. Certain share totals in the table that appear in excess of the issued and outstanding also include, in addition to shares owned, shares that are subject to options that are currently or will be exercisable within 60 days, and shares for which a person may have voting control.

Name of
Beneficial	No. of Shares	Percentage	No. of Shares	Percentage
Owner(1)(2)	(with voting agreement)(3)	(with voting agreement)(3)	(without voting agreement)	(without voting agreement)

Marshall T. Leeds	16,290,765 (4)	97.6%	12,000,000 (5)	71.9%
Richard Parker(6)	4,522,765	41,5%	4,522,765	41.5%
Harry S. Green(7)	97,500	1.0%	97,500	1.0%
Steven C. Jacobs	-0-	-0-	-0-	-0-
Sanford B. Cohen	-0-	-0-	-0-	-0-
All officers and directors as a group (11 persons)(8)(9)	17,036,230	92.9%	17,036,230	92.9%

•	Less than one percent.

(1)	Unless otherwise noted, the address of each person or entity listed is Summit Brokerage Services, Inc., 25 Fifth Avenue, Indialantic, Florida 32903.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants or convertible securities that are exercisable within 60 days of the date of this Information Statement, are deemed outstanding for computing the percentage of the person holding such options, warrants or convertible securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	At Closing, Mr. Leeds and Mr. Parker and his spouse will enter into a shareholders’ voting agreement and irrevocable proxy, giving Mr. Leeds sole voting power over a total of 4,290,765 shares beneficially owned by Mr. Parker (representing 3,241,595 shares Mr. Parker owns individually or jointly with his spouse and 1,049,170 shares issuable pursuant to stock options exercisable within 60 days). The voting agreement will have a term of 5 years, unless terminated earlier under the terms of the agreement.

(4)	Beneficial ownership of Mr. Leeds will be comprised of the following:

(i)	5,000,000 shares to be held by Mr. Leeds,
(ii)	7,000,000 shares issuable pursuant to stock options exercisable within 60 days, and
(iii)	4,290,765 shares beneficially owned by Mr. Parker but for which Mr. Leeds will have voting power as discussed under footnote (3) above.

(5)	Excludes 4,290,765 shares beneficially owned by Mr. Parker but for which Mr. Leeds will have voting power as discussed under footnote (3) above.

(6)	Beneficial ownership of Mr. Parker will be comprised of the following:

(i)	2,743,920 shares owned solely and directly by Mr. Parker,
(ii)	497,675 shares owned jointly with his spouse,
(iii)	27,000 shares owned solely and directly by his spouse,
(iv)	1,049,170 shares issuable pursuant to stock options owned solely and directly by Mr. Parker and exercisable within 60 days,
(v)	45,000 aggregate shares issued to two foundations and a trust benefiting family members of Mr. Parker, of which he and/or his spouse serves as trustee, and
(vi)	160,000 shares issuable pursuant to stock options owned solely and directly by his spouse and exercisable within 60 days.

(7)	Includes 33,000 shares issuable pursuant to stock options exercisable within 60 days.

(8)	Includes 8,648,635 shares issuable pursuant to stock options exercisable within 60 days.

(9)	The 4,290,765 shares beneficially owned by Mr. Parker but for which Mr. Leeds will have voting control are reflected only once in this total.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires a reporting company’s officers and directors and greater than ten percent (10%) shareholders (collectively, “Reporting Persons”) to file reports of ownership and changes in ownership with the SEC and, if applicable, any exchange or national quotation system on which such company is listed. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely upon a review of Forms 3, 4 and 5 and amendments to these forms furnished to the Company, all parties subject to the reporting requirements of Section 16(a) of the Exchange Act filed all such required reports with respect to fiscal year 2001. All such reports, however, were not filed on a timely basis. Mr. Richard Parker, Chairman and CEO filed two late reports on Form 4 pertaining to acquisitions of shares, and Mr. Harry S. Green, a director, filed one late report on Form 4 pertaining to acquisitions of shares.

MANAGEMENT

     Effective upon the Closing, the Company’s Board will be reconstituted. The following tables set forth information regarding the Company’s current executive officers and directors and the Company’s executive officers and directors effective upon the Closing of the Stock Sale. Each member of the Board serves a term of one year from the date of election until the end of the designated term and until the successor is elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board, except to the extent governed by employment contracts.

Current Management

     The current executive officers and directors of the Company are as follows:

Name	Age	Title

Richard Parker	50	(Chairman of the Board) and Chief Executive Officer
Mark F. Caulfield	43	Chief Financial Officer, Secretary and Treasurer
Ronald F. Caprilla	50	Vice President – Operations
Ronald M. George	51	Vice President and Director of Trading
Michael E. Dujovne	34	Vice President and Counsel
Lester P. Wilmeth	48	Director, Vice President and Compliance Officer; Director of Business Development
Harry S. Green	60	Director

     Richard Parker, Director (Chairman of the Board) and Chief Executive Officer. Mr. Parker has served as the Company’s Chairman of the Board and Chief Executive Officer since founding the Company in 1993. Mr. Parker began his career in the financial services industry in 1974 as a licensed realtor. From 1975 to 1986, Mr. Parker sold and managed real estate projects. In 1986, Mr. Parker became fully licensed to sell securities and insurance with Dean Witter. Following his tenure with Dean Witter, he became the branch manager of Anchor National Financial, now a SunAmerica company. With Anchor National, Mr. Parker was the second highest producer nationally among the company’s several hundred licensed representatives. During this time, Mr. Parker incorporated and began doing business as Summit Financial Group, Inc. Summit Brokerage Services, Inc., a NASD licensed broker/dealer, and Summit Group of Companies were then formed by Mr. Parker in September 1993. Mr. Parker holds series 7, 63, 65 and 24 licenses, as well as life insurance and real estate licenses. Mr. Parker is employed full-time at Summit. Mr. Parker is also the sole shareholder of Educational Seminars of America, Inc., a provider of seminars for the financial planning industry.

     Mark F. Caulfield, Chief Financial Officer, Secretary and Treasurer. Mr. Caulfield has served as the Company’s Chief Financial Officer, Secretary and Treasurer since January 1998. Mr. Caulfield is a Certified Public Accountant with over 23 years in financial management, serving in such key roles as Chief Financial Officer, Vice President of Finance and Administration, as well as Controller. During 1997-98, Mr. Caulfield served as CFO of Kallmart Telecommunications, a communications service provider. Prior to 1997, he had been involved with a number of similar rapidly growing companies, in such industries as hospitality management, travel and tourism, restaurants, and service contracting. He has served on numerous business, charitable, and community boards and committees. He and his family currently devote a great deal of time to church and Rotary involvement. He is also a member of several professional associations, including the American Institute of Certified Public Accountants. Mr. Caulfield is employed full-time at Summit.

     Ronald F. Caprilla, Vice President — Operations. Mr. Caprilla has been Vice President of Operations of the Company since December, 2000. Prior to joining the Company, Mr. Caprilla had been a financial consultant and registered sales representative with A.G. Edwards & Sons, Inc., Melbourne, Florida, from 1982 to December 2000. Mr. Caprilla has worked in financial services during his entire career starting in military finance for the United States Army – Ft. Benning, Columbus, Georgia, after which he received a Bachelors Degree in Finance from the University of Central Florida, Orlando, Florida. Subsequent to graduation, he spent two years in the Peace Corps working for a Colombia development bank where he set up business management systems for small companies. Upon his return to the United States and prior to joining A.G. Edwards & Sons, Inc., Mr. Caprilla purchased and operated for four years a General Business Services franchise in Melbourne, Florida, that provided accounting and tax services to small businesses.

     Ronald M. George, Vice President and Director of Trading. Mr. George has been Vice President and Director of Trading for the Company since May, 2000. Mr. George is also currently involved with several other businesses and is an officer, director and principal owner of Trine, Ltd., an investment company located in Naples, Florida, with which he has been associated since January 1994. He is also an officer, director and principal owner of Euro-American Private Client Services, Inc., Bonita Springs, Florida, since December 2000, whose business is financial planning. He is an officer, director and principal owner of Euro-American Futures, Inc., Bonita Springs, Florida, a securities firm. From February 1999 to May 2000, Mr. George was a registered representative with and branch manager for First American Investment Banking Corporation, Naples, Florida; and, from January l998 to February 1999 he was a registered representative and branch manager of Securities & Investment Planning Co., Naples, Florida.

     Michael E. Dujovne, Vice President and Counsel. Mr. Dujovne joined the Company in September 2000 as Vice President overseeing Compliance (Chief Compliance Officer), and also as Director of Licensing and as corporate counsel. Prior to joining the Company, Mr. Dujovne practiced law with Reinman, Harrell, Graham, Mitchell & Waltwood, Melbourne, Florida, from 1991 through 1994. Thereafter, he practiced law as a sole practitioner in Melbourne, Florida from January 1995 through November 2000, during which time he represented the Company on certain matters. Mr. Dujovne received his Juris Doctor from The Georgetown University Law Center, Washington, D.C.

     Lester P. Wilmeth, Director, Vice President, Compliance Officer and Director of Business Development. Mr. Wilmeth joined the Company in May 2001 as Director of Business Development and was appointed a director of Summit in August, 2001. Mr. Wilmeth has served as Vice President and Compliance Officer since December 31, 2001. Prior to joining the Company, Mr. Wilmeth served as Managing Director of the Retail Division of Midsouth Capital, Inc., Columbia, South Carolina, from October 1995 to May 2001. He holds active Series 4, 7, 8, 24, 63 and 65 licenses and graduated from the University of South Carolina with a B.Sc. in Business Administration. He has served as a registered principal and/or registered representative with various companies prior to October 1995, including MFI Investments, Bryan, Ohio from July 1994 to October 1995, First Affiliated Securities, La Jolla, California, from January 1992 to July 1994, and NCNB Securities, Charlotte, North Carolina from May 1987 to January 1992.

     Harry S. Green, Director. Mr. Green was elected a director of Summit in August 1998. From 1966 until he retired in 1994, Mr. Green worked for Wal-Mart Stores, Inc. After graduation from the University of Arkansas in 1970, he started in Wal-Mart’s management program and was promoted to District Manager in 1977. In 1984, he was promoted to Regional Vice President and in 1988 he was Regional Vice President of Sam’s, an affiliate of Wal-Mart. From 1990 to 1994, he worked with SuperCenters and was Operations Director for Bud’s, an affiliate of Wal-Mart. Mr. Green is not employed full-time at Summit.

Management After Closing

     None of the designees listed below is currently an officer or director of the Company, nor are they known to hold shares of the Company prior to the Closing. The following table identifies the executive officers and directors of the Company who will take office upon Closing:

Name	Age	Title

Marshall T. Leeds	46	Chairman and Chief Executive Officer
Richard Parker	50	Vice-Chairman, President and Chief Operating Officer
Mark F. Caulfield	43	Chief Financial Officer, Secretary and Treasurer
Gregory J. Bentley	45	Executive Vice President
Ronald F. Caprilla	50	Vice President-Operations
Ronald M. George	51	Vice President and Director of Trading
Lester P. Wilmeth	48	Vice President, Compliance Officer, Director of Business Development
Michael E. Dujovne	34	Vice President and Counsel
Harry S. Green	60	Director
Steven C. Jacobs	41	Director
Sanford B. Cohen	45	Director

     Marshall T. Leeds, Chairman of the Board and Chief Executive Officer. Mr. Leeds acquired an interest in the Company in March 2002 and, if he consummates the Stock Sale, he will assume the positions of Chairman and Chief Executive Officer. Mr. Leeds was most recently Chairman and Chief Executive Officer of First Union Securities Financial Network, Inc. Prior to joining First Union, Mr. Leeds served as Chairman, President and Chief Executive Officer of JWGenesis Financial Corp., a publicly traded investment banking and securities brokerage concern that he co-founded in 1983. JWGenesis Financial Corp. was acquired by First Union Securities Financial Network, Inc. on January 1, 2001. Mr. Leeds is a past Chairman of the National Investment Bankers Association, Inc. and also served on the Independent Contractor Firm Committee of the Securities Industry Association.

     Gregory J. Bentley, Executive Vice President.Mr. Bentley is a financial services executive with over 20 years experience focusing on strategic marketing and product development in the financial services industry. He was recently Senior Vice President, Director of Insurance, for JWGenesis Financial Corp., Boca Raton, Florida, from 1999 to 2001, where he was responsible for developing the sales and marketing of annuities and other insurance products. Prior to joining that company, he served as President and Chief Operating Officer of Empire Financial Services, Longwood, Florida, from 1991 to 1999, responsible for operations and the development, sales and marketing of financial products. Prior to 1991, Mr. Bentley was Vice President and National Insurance Manager for Invest Financial Services, Tampa, Florida and Vice President of Empire Agency, Inc., Longwood, Florida, a subsidiary of Empire of America, FSB. Mr. Bentley received his B.A. in Business Administration in 1976 from State University College of New York.

     Steven C. Jacobs, Director. Mr. Jacobs is currently the Managing Partner of Tucker Ridge Financial Partners, LLC, a private investment banking and financial advisory firm serving emerging growth and middle market companies. For the ten year period prior to founding Tucker Ridge in October 2000, Mr. Jacobs held several senior executive investment banking positions, including having served for five years as the Senior Vice President and Managing Director of Investment Banking for JWCharles Financial Services, Inc., as well as a founding partner and Managing Director of Pinnacle Partners and its related entities. Immediately following his graduation from the University of Florida in 1982 with a Bachelors in Accounting, Mr. Jacobs held audit, tax and consulting positions with the international accounting and consulting firm of Deloitte Haskins + Sells (currently Deloitte & Touche), and subsequent thereto served as Manager of Tax and Special Projects for Microtel, Inc., one of the first independent long distance carriers in Florida (currently part of MCI Group). Mr. Jacobs also served as Chief Financial Officer for Corporate Securities Group, Inc., an NASD member broker/dealer (currently a subsidiary of First Union Securities).

     Sanford B. Cohen, Director. In 1985, Mr. Cohen founded Prescott Valley Broadcasting Co., Inc., owner of KPPV- FM and KQNA-AM radio stations in Prescott Valley, Arizona, and has been its President since its inception. From 1982 to 1984, Mr. Cohen was Vice President of National Phonecasting Co., a joint venture with Gannett Broadcasting Corp., a private company engaged in telephone broadcasting of financial information. Mr. Cohen received his B.A. degree in Economics in 1979 from Michigan State University.

Board Meetings and Committees

     The Board held 2 meetings during the Company’s fiscal year ended December 31, 2001 and took action 7 times by written consent. No incumbent director attended less than 75% of the aggregate number of Board or Committee meetings held during fiscal 2001. The Board does not have a nominating committee.

     The Board has a Compensation Committee currently comprised solely of Les Wilmeth. H. Lee Rust was a director and member of the Compensation Committee until his resignation from the Board in March 2002. After the Closing, the Compensation Committee will be comprised of Steven C. Jacobs and Sanford B. Cohen. The Compensation Committee is responsible for establishing the compensation of the Chief Executive Officer and the next four most highly paid executive officers, including salaries, bonuses, termination arrangements, stock options and other incentive compensation and executive officer benefits. The Compensation Committee did not meet in fiscal 2001. The Report of the Compensation Committee is included below.

     The Board appointed an Audit Committee in August 2001 currently comprised of Les Wilmeth and Harry S. Green. H. Lee Rust was a director and member of the Audit Committee until his resignation from the Board in March 2002. After the Closing, the Audit Committee will be comprised of Harry S. Green and Steven C. Jacobs. The primary purpose of the Audit Committee is to assist the Board in its oversight of the Company’s internal controls and financial statements and the audit process. In addition, the Audit Committee assists the Board in the selection of the Company’s independent auditors and the fees to be paid to the independent auditors. The Board has not adopted a written charter of the Audit Committee. The Audit Committee did not meet in fiscal 2001. The report of the Audit Committee is included below.

Board Compensation

     Historically, directors did not receive compensation for serving on the Board other than the grant of stock options from time to time at the discretion of the Board. Directors are reimbursed for their reasonable expenses incurred in attending Board or Committee meetings. As of December 31, 2001, the Company had granted options for a total of 91,000 shares of common stock to directors in connection with their service on the Board. After the Closing, non-officer, non-employee directors will be paid $250 per meeting attended, and initially will receive stock options for 10,000 shares with an exercise price of $.50 per share.

EXECUTIVE COMPENSATION

Compensation of Executive Officers Prior to Closing

SUMMARY COMPENSATION TABLE

		Annual Compensation (1)		Long-Term
				Compensation Awards
Name And Principal	Fiscal			Securities
Position	Year	Salary	Bonus	Underlying Options

Richard Parker	12/31/01	$77,675	-0-	91,860 (2)
Chairman and	12/31/00	$45,756	-0-	404,440 (3)
Chief Executive Officer	12/31/99	$188,471	-0-	95,000 (4)

(1)	The amounts reflected in the above table do not include any amounts for perquisites and other personal benefits extended to the Named Executive Officer. The aggregate amount of such compensation for the named executive officer is less than 10% of the total annual salary and bonus.

(2)	Represents 10,000 options granted in 2001 that are exercisable at $1.00 per share until December 31, 2011, and 81,860 options granted in 2001 that are exercisable at $ .50 per share until December 31, 2011.

(3)	Represents options granted in 2000 that are exercisable at $2.50 per share until 2010, 394,440 of which replaced the options granted in 1999 in footnote 4 below.

(4)	Represents an option granted in 1999 that is exercisable at $2.50 per share until December 31, 2009. This option was canceled and replaced by the options described in footnote 3 above.

     A total of 91,860 stock option grants were made to the named executive officer in fiscal 2001. No stock options were exercised by the named executive officer in fiscal 2001.

Employment Agreements

     The Company entered into a two-year employment agreement with Richard Parker, the Company’s Chief Executive Officer, in May 2000, which expired on December 31, 2001. That employment agreement provided for a base salary of $155,000 during the first year of the agreement, a salary increase of $5,000 the second year of employment, and an option to purchase 320,000 shares of common stock at an option price of $2.50 per share. On May 16, 2000, in connection with an adjustment to Mr. Parker’s compensation arrangements, all such previously granted options, none of which were exercised, were canceled and Mr. Parker was granted immediately exercisable non-qualified options to purchase 394,440 shares of common stock at $2.50 per share.

     Effective on the date of the Closing, the Company will enter into a two-year employment agreement with Richard Parker who will be the Company’s President, Chief Operating Officer and Vice-Chairman. The employment agreement provides that, in consideration for Mr. Parker’s services, he is to be paid a base salary of $50,000 initially which will be subject to increase upon specified Company performance goals being met. He will receive an override or fee equal to 3% of the first twelve month’s gross production generated by brokers recruited by him or his affiliate, Educational Seminars of America, Inc., who remain with the Company for at least 12 months. Mr. Parker will also receive commission income generated by him for his production as a registered representative with the Company. Mr. Parker will also receive an immediately exercisable option for 500,000 shares of the Company’s common stock at an exercise price of $.10 per share, and an option for 400,000 shares at an exercise price of $.50 per share, vesting over three years. Both options terminate on December 31, 2007; provided, however, that the option for 400,000 shares may be terminated earlier under the terms of the related option agreement. The Company is obligated to pay Mr. Parker’s income tax liability he incurs in connection with his exercise of the options, but not in an amount that is in excess of the tax benefit the Company receives as a direct result of the exercise of the options. The agreement provides for a 12-month severance arrangement upon termination without cause or in connection with a change of control, as such terms are defined in the employment agreement. Mr. Parker has the right to terminate the employment agreement upon 60-days notice to the Company.

     Effective on the date of the Closing, the Company will enter into a two-year employment agreement with Marshall T. Leeds who will be the Company’s Chief Executive Officer and Chairman. The employment agreement provides that, in consideration for Mr. Leed’s services, he is to be paid a base salary of $50,000 and will be reviewed annually. He will receive an override or fee equal to 3% of the first twelve month’s gross production generated by brokers recruited by him who remain with the Company for at least 12 months. Mr. Leeds will also receive commission income generated by him for his production as a registered representative with the Company. Mr. Leeds will also receive an option for 7,000,000 shares of the Company’s common stock at an exercise price of $.25 per share. The option is exercisable immediately and expires on December 31, 2007, unless terminated earlier under the terms of the option agreement. The Company is obligated to pay Mr. Leeds’ income tax liability he incurs in connection with his exercise of the option, but not in an amount that is in excess of the tax benefit the Company receives as a direct result of the exercise of the option. The agreement provides for a 12-month severance arrangement upon termination without cause or in connection with a change of control, as such terms are defined in the employment agreement. Mr. Leeds has the right to terminate the employment agreement upon 60-days notice to the Company.

2000 Incentive Compensation Plan

     The Company’s 2000 Incentive Compensation Plan (the “Plan”) was approved by the Board of Directors and shareholders in 2000. The Company’s Plan is currently administered by the Company’s Board of Directors. The Plan provides for the grant of options (incentive and non-statutory), stock appreciation rights and restricted stock to officers, directors, employees and independent contractors capable of contributing to the Company’s performance. The Company has reserved an aggregate of 900,000 shares of common stock for grants under the Plan. Incentive stock options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1986, as amended. As of December 31, 2001, the Company had outstanding options (only non-statutory) for a total of 626,738 shares of the Company’s common stock, leaving a total of 273,262 shares available for future grants. Options have a term of ten years, unless earlier terminated in accordance with the provisions of the Plan and applicable stock option agreements. The exercise prices of the options range from $.50 per share to $2.50 per share, and generally have scheduled vesting. As of December 31, 2001, options for 438,121 shares were vested. Upon expiration of unexercised options, the unpurchased shares subject to such options will again be available for purposes of the Plan.

Options Granted Outside of The Company’s 2000 Incentive Compensation Plan

     As of December 31, 2001, the Company had outstanding options to purchase an aggregate of 1,008,478 shares of common stock, all of which have an exercise price of $2.50 per share. All such options have a term of ten years from the date of grant unless otherwise terminated in accordance with their terms. Of such outstanding options granted outside of the Plan, options for approximately 861,701 shares are immediately exercisable.

REPORT OF THE COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

General

     The Compensation Committee of the Board of Directors during fiscal year 2001 consisted of H. Lee Rust and Les Wilmeth, effective August 4, 2001. Mr. Rust resigned as a director in March 2002. Each Compensation Committee member is a con-employee director of the Company. The Compensation Committee administers the Company’s executive compensation program, monitors corporate performance and its relationship to compensation for executive officers, and makes appropriate recommendations concerning matters of executive compensation.

Compensation Philosophy

     The Company has developed and implemented a compensation program that is designed to attract, motivate, reward and retain the broad-based management talent required to achieve the Company’s business objectives and increase shareholder value. There are two major components to the Company’s compensation program: base salary and incentives, each of which is intended to serve the overall compensation philosophy.

Base Salary

     The Company’s salary levels for executive officers, including its Chief Executive Officer, are intended to be consistent with competitive pay practices of similarly-sized companies within the industry. In determining executive officers’ salaries, the Compensation Committee considers level of responsibility, competitive trends, the financial performance and resources of the Company, general economic conditions, as well as factors relating to the particular individual, including overall job performance, level of experience and prior service, and knowledge of the job.

Incentives

     Incentives consist of stock options. The Compensation Committee strongly believes that the compensation program should provide employees with an opportunity to increase their ownership and potential for financial gain from increases in the Company’s stock price. This approach closely aligns the best interests of shareholders and Registered Representatives, executives and employees. Therefore, executives and other employees and registered Representatives are eligible to receive stock options, giving them the right to purchase shares of the Company’s common stock at a specified price in the future. Stock option grants are determined by the Company’s Board of Directors for all employees except the four most highly compensated, and as to those executives, the Compensation Committee determines stock options. The grant of options is based primarily on an individual’s potential contribution to the Company’s growth and profitability, as measured by the market value of the Company’s common stock.

Respectfully submitted, THE COMPENSATION COMMITTEE

Les Wilmeth

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
ON MATTERS RELATING TO THE AUDITED FINANCIAL STATEMENTS

     The primary purpose of the Audit Committee is to assist the Board of Directors in its oversight of the Company’s internal controls and financial statements and the audit process. The Company does not have an audit committee charter.

     Management is responsible for the preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors, Moore Stephens Lovelace, P.A., are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

     In performing its oversight role, the Audit Committee has considered and discussed the audited financial statements with management. The Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions With Audit Committees, as currently in effect, and has discussed with the auditors the auditors’ independence.

     Based on the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee with regard to its oversight functions referred to below, the Committee recommended to the Board that the audited financial statements be included in the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2001 for filing with the Securities and Exchange Commission.

     The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including with respect to auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles, or that Moore Stephens Lovelace, P.A. is in fact independent.

Respectfully submitted, THE AUDIT COMMITTEE

Harry S. Green Les Wilmeth

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company advanced certain funds on behalf of companies wholly-owned by Richard Parker, a principal shareholder and an executive officer of the Company. During fiscal 1999, we paid expenses of $5,739 on behalf of Educational Seminars of America, Inc., a company wholly-owned by Mr. Parker (ESA). ESA conducts educational and training seminars for financial planners and generates income from fees paid by participants. At December 31, 2001, there remained a receivable of $1,456 for such expenses. The receivable was not evidenced in writing and was repaid in fiscal 2002.

     ESA occupies a desk and 15% of the work space at the Company’s headquarters. ESA conducts training seminars for financial planners. Frequently the seminar attendees become Registered Representatives of the Company, bringing not only their expertise to the Company, but their customer base as well. The Company received $29.015 in commissions in fiscal 1999 from ESA for referrals to the seminars conducted by ESA.

     The Company leases approximately 6,000 square feet of office space for its headquarters from First America Living Trust, Inc., a company wholly-owned by Mr. Parker (“First America”). Annual lease payments are $109,200 from 2000 through 2007. The lease expires October 31, 2007. The Company paid rent under this lease of $109,200 in each of fiscal 2001 and 2000. At December 31, 2000 the Company had advanced $3,251 to First America for expenses paid on behalf of First America, which amount was repaid during 2001.

     The Company advanced expenses for Summit Group Companies, Inc., wholly-owned by Richard Parker, which outstanding unpaid balance at December 31, 2001 and 2000 was $16,183 and $19,233, respectively. The receivable is not evidenced in writing.

     At December 31, 2000, the Company had a note receivable of $22,294 from an officer of the Company. The note was repaid during 2001.

     At December 31, 2001, the Company had $30,000 due from Richard Parker. The outstanding balance was noninterest-bearing and was repaid in January 2002.

     In December 1993, the Company entered into a written management agreement with Summit Group of Companies, Inc., a corporation wholly-owned by Richard Parker, whereby the Company paid a management fee to cover overhead expense related to administrative services, and clerical and accounting matters. Under the agreement, the management fee was equal to 95% of the prior month’s net income of the Company. For purposes of the agreement, net income was defined as gross income from whatever source, less commissions paid to Registered Representatives and commission re-allowed to other broker-dealer firms and other expenses, excluding the monthly management fee and income taxes incurred by the Company. The management fees may be reduced or waived for any month where necessary to insure that the Company’s net capital does not fall below $100,000 and/or the ratio of the Company’s aggregate indebtedness to net capital does not exceed 1,000%, as such terms are defined by the NASD. The term of the agreement was for one year and can be extended for additional consecutive one-year terms unless either party notifies the other at least one month prior to the completion of any one-year term of its desire to terminate the agreement. The management agreement was terminated effective January 1, 2000. In order to reflect the true costs of the support services, the Company has, instead of following the management agreement, reflected all support services costs paid by such management company on the Company’s behalf in the Company’s financial statements at December 31, 1999 and 1998. The total fees paid to this related party pursuant to the agreement were $1,156,235 and $885,482 for 1999 and 1998, respectively.

     Management believes that the terms of the foregoing arrangements were no less favorable to the Company than the Company could have obtained from non-affiliated third parties. The Company anticipates that all future transactions with its affiliates, if any, will be on terms believed by management to be no less favorable than are available from unaffiliated third parties and will be approved by a majority of disinterested directors.

NO SHAREHOLDER ACTION REQUIRED

     This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders. Neither applicable securities laws nor the corporate laws of the State of Florida require approval of the Stock Sale by the Company’s shareholders. No vote or other action is being requested of the Company’s shareholders.

     This Information Statement has been filed with the SEC and is available electronically on EDGAR at www.sec.gov.

     Following the Closing, the Company will file a Current Report on Form 8-K with the SEC reflecting the fact that the Closing has occurred. On March 22, 2002, the Company filed a Current Report on Form 8-K to report that Mr. Leeds agreed to the Stock Sale, subject to certain conditions.

By order of the Board of Directors of Summit Brokerage Services, Inc. on April 30, 2002

Richard Parker Chairman and Chief Executive Officer